UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Qumu Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

766721104
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 18, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 766721104

1	NAME OF REPORTING PERSON DOLPHIN LIMITED PARTNERSHIP III, L.P. (“Dolphin III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 560,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 560,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 560,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 766721104

1	NAME OF REPORTING PERSON DOLPHIN ASSOCIATES III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 560,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 560,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 560,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 766721104

1	NAME OF REPORTING PERSON DOLPHIN HOLDINGS CORP. III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 560,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 560,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 560,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 766721104

1	NAME OF REPORTING PERSON DONALD T. NETTER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 560,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 560,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 560,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 766721104

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Items 2(a) and (b) are hereby amended as follows:

The members of the Section 13(d) group now only include Dolphin III, Dolphin Associates III, Dolphin Holdings III and Mr. Netter.  The address of the principal office of each of Dolphin III, Dolphin Associates III, Dolphin Holdings III and Mr. Netter is c/o 1117 East Putnam Avenue, One Hundred and Fifty, Riverside, CT  06878.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 18, 2015, the Issuer and the Reporting Persons entered into an agreement (the “Agreement”) that in summary provides that (i) if requested in writing by the Reporting Persons on or before the Initial Standstill Period (defined below) (the “Request”), the Board will appoint Donald T. Netter (the “Dolphin Director”) as a director and as a member of the Governance Committee and Compensation Committee, provided that the Reporting Persons beneficially own at least 4.5% of the then outstanding Shares, (ii) if while the Dolphin Director is serving on the Board, the Reporting Persons sell Shares such that they cease to beneficially own at least 4.5% of the then outstanding Shares, the Dolphin Director shall immediately submit his resignation, (iii) if the Dolphin Director is appointed to the Board, the Dolphin Director may not be removed by the Board at any time prior to the 2016 annual meeting of shareholders of the Issuer (the “2016 Annual Meeting”), other than for cause or as a result of the Reporting Persons selling Shares such that they cease to beneficially own at least 4.5% of the then outstanding Shares, (iv) if the Request is made at least twenty calendar days prior to the initial filing of the Issuer’s proxy statement for the 2015 annual meeting of shareholders of the Issuer (the “2015 Annual Meeting”), the Issuer will use its commercially reasonable efforts to nominate, recommend, support and solicit proxies for the election of the Dolphin Director to the Board in the same manner as for the Issuer’s other nominees standing for election to the Board at the 2015 Annual Meeting, (v) the Reporting Persons agreed to appear in person or by proxy at the 2015 Annual Meeting and vote all Shares owned beneficially or of record by them (A) in favor of the election of each of the Issuer’s nominees for election to the Board and (B) in accordance with the Board’s recommendation on all other proposals, and (vi) the Reporting Persons agreed to customary standstill provisions with the Issuer for a period equal to, (A) if a Request is not submitted by the Reporting Persons, 10 business days prior to the deadline for the submission of shareholder nominations for the 2016 Annual Meeting pursuant to the Company’s bylaws (the “Initial Standstill Period”) or (ii) if a Request is submitted by the Reporting Persons, the later of (X) the Initial Standstill Period or (Y) the date the Dolphin Director ceases to serve on the Board.  The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.2 hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 9,022,465 shares outstanding, as of October 31, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2014.

As of the date hereof, the Reporting Persons collectively own an aggregate of 560,500 Shares, constituting approximately 6.2% of the Shares outstanding.

CUSIP NO. 766721104

As of the date hereof, Dolphin III owns 560,500 Shares, constituting approximately 6.2% of the Shares outstanding.  As the general partner of Dolphin III, Dolphin Associates III may be deemed to beneficially own the 560,500 Shares owned by Dolphin III, constituting approximately 6.2% of the Shares outstanding.  As the managing member of Dolphin Associates III, Dolphin Holdings III may be deemed to beneficially own the 560,500 Shares owned by Dolphin III.  As the Senior Managing Director of Dolphin Holdings III, Mr. Netter may be deemed to beneficially own the 560,500 Shares owned by Dolphin III.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for the purposes of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own, except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 20, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On March 18, 2015, the Reporting Persons and the Issuer entered into the Agreement, as defined and described in Item 4 above and attached as Exhibit 99.2 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit 99.1.	Joint Filing Agreement by and among Dolphin III, Dolphin Associates III, Dolphin Holdings III and Donald T. Netter, dated March 20, 2015.

Exhibit 99.2.	Agreement by and among the Issuer and Dolphin III, Dolphin Associates III and Dolphin Holdings III, dated March 18, 2015.

CUSIP NO. 766721104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2015	DOLPHIN LIMITED PARTNERSHIP III, L.P.

	By:	Dolphin Associates III, LLC General Partner

	By:	Dolphin Holdings Corp. III Managing Member

	By:	/s/ Donald T. Netter
Donald T. Netter Senior Managing Director

DOLPHIN ASSOCIATES III, LLC

By:	Dolphin Holdings Corp. III Managing Member

By:	/s/ Donald T. Netter
Donald T. Netter Senior Managing Director

DOLPHIN HOLDINGS CORP. III

By:	/s/ Donald T. Netter
Donald T. Netter Senior Managing Director

/s/ Donald T. Netter
DONALD T. NETTER